FRED B. GREEN
FGREEN@BODMANLLP.COM
313-392-1056
BODMAN LLP
6TH FLOOR AT FORD FIELD
1901 ST. ANTOINE STREET
DETROIT, MICHIGAN 48226
313-393-7579 FAX
313-259-7777
April 2, 2007
Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Refac Optical Group
Schedule 13E-3
Filed: February 26, 2007 by ROG Acquisition, Inc. et al.
File No. 5-39761
Dear Mr. Panos:
     The following is in response to your letter dated March 23, 2007. As set forth below, we have included each of your comments followed by our italicized response thereto. In addition, an amended Schedule 13E-3 has been filed in response to your comments and has been marked to show all changes, including changes not made in response to staff comments, from the original filing.
Schedule 13E-3
General
1.	Refac Optical Group has not been identified as a filing person on the Schedule 13E-3 and has not signed the Schedule 13E-3. Please provide us with a brief legal analysis in support of the apparent conclusion that the issuer was not a filing person in this transaction. Alternatively, revise the cover and signature pages of the Schedule 13E-3 to identify Refac as a filing person and provide all required disclosures.

Answer: ROG Acquisition, Inc. (“ROG”) is a recently formed Delaware corporation which is intended to merge into Refac Optical Group, (“Refac”), with Refac being the surviving corporation. Prior to the merger, Palisade Concentrated Equity Partnership, L.P., Steven E. Berman, Dean J. Yimoyines, Linda Yimoyines, and William A. Schwartz, Jr. intend to contribute all of their shares of common stock of Refac into ROG. ROG will, following such contribution, own in excess of 90% of the outstanding shares of Refac.

Section 253 of the Delaware General Corporation Law(“DGCL”) provides, in relevant part, as follows:
DETROIT       |       TROY       |       ANN ARBOR       |       CHEBOYGAN       |       LANSING

Nicholas P. Panos, Esq.
April 2, 2007

     “(a) In any case in which at least 90% of the outstanding shares of each class of the stock of a corporation or corporations . . ., of which class there are outstanding shares that, absent this subsection, would be entitled to vote on such merger, is owned by another corporation and 1 of the corporations is a corporation of this State and the other or others are corporations of this State . . ., the corporation having such stock ownership may . . . merge itself . . . into 1 of the other corporations by executing, acknowledging and filing, in accordance with Section 103 of this title, a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors to so merge and the date of the adoption; provided, however, that in case the parent corporation shall not own all of the outstanding stock of all the subsidiary corporations, . . . the resolution of the board of directors of the parent corporation shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving corporation upon surrender of each share of the subsidiary corporation or corporations not owned by the parent corporation or the cancellation of some or all of such shares . . .”
As is evident from the provisions of Section 253(a), it is the parent corporation, in this case ROG, which is solely responsible for causing the merger to take place. Neither the board of directors nor the stockholders of Refac have any rights to vote on or consent to or approve or disapprove the merger under the DGCL. The only right provided to stockholders in a short form merger under Section 253 is the right to seek appraisal rights under Section 262 of the DGCL.

ROG and the other filing persons, not Refac, are the parties engaged in the Rule 13E-3 transaction. As evidenced by the foregoing discussion, neither Refac, its board of directors nor its stockholders have any control over the actions of ROG. ROG and the other filing persons are the persons who have commenced this going private transaction, have filed the Schedule 13E-3 with the Securities and Exchange Commission, will disseminate the Schedule 13E-3 to the other stockholders of Refac in accordance with Rule 13e-3(f), and will file the applicable certificate of ownership and merger with the State of Delaware merging ROG into Refac.

Based on the foregoing, we concluded, and it is still our conclusion, that Refac is not a filing person in this Rule 13E-3 transaction.

2.	Place the legend required by Rule 13e-3(e)(1)(iii) on the cover page of the document to be disseminated, or confirm that the Schedule 13E-3 in its entirety is being sent.

Answer: We hereby confirm that it is our intention to disseminate the Schedule 13E-3 in its entirety to the stockholders of Refac Optical Group.

Nicholas P. Panos, Esq.
April 2, 2007

3.	Please advise us, with a view toward disclosure, how the filing persons intend to comply with the disclosure dissemination requirements. Notwithstanding multiple references to a mailing, the Schedule 13E-3 still does not appear to include substantive information regarding the anticipated dissemination of the disclosure document to unaffiliated security holders. The filing persons must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date not less than 20 days prior to the date of such purchase.

Answer: We hereby confirm that the filing persons will comply with Rule 13e-3(f) and that the information required by Rule 13e-3(e) and Schedule 13E-3 will be provided to each person who is a record holder of the common stock of Refac Optical Group as of a date not less than 20 days prior to the date of the merger between ROG and Refac. We have revised the disclosure to specifically so provide. See pages i and 1 of the revised Schedule 13E-3.
Summary Term Sheet
4.	Please revise the forepart of the disclosure document to prominently disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

Answer: The disclosure of “Merger Consideration” on page ii of the Schedule 13E-3 has been revised to read as follows:
Each share of Refac common stock (other than shares owned by Parent, shares held in treasury and shares with respect to which statutory appraisal rights are exercised) will be converted into the right to receive $6.00 in cash. The merger consideration of $6.00 per share was initially proposed by PCM based on the ranges of potential prices for Refac’s common stock using accepted valuation methodologies. These methodologies valued Refac based on an analysis of net book values and an analysis of public trading multiples of companies engaged in businesses which were judged to be analogous to Refac’s business. The merger consideration was proposed on January 29, 2007 to Stanford Group Company (“Stanford”), an independent financial advisor, which was asked to provide an opinion as to its fairness, from a financial point of view, to Refac’s stockholders (other than the Filing Persons). Stanford performed a financial analysis and delivered its opinion dated February

Nicholas P. Panos, Esq.
April 2, 2007

23, 2007 stating that the amount of the merger consideration proposed by PCM was fair, from a financial point of view, to the unaffiliated stockholders of Refac. Following the delivery of the fairness opinion and the meetings of PCM and Parent’s board of directors, the Filing Persons set the merger consideration at $6.00 per share and determined it to be fair after considering the factors set forth under “Special Factors – Fairness of the Merger – Factors Considered in Determining Fairness” beginning on page 9 of this Schedule 13E-3 and the fairness opinion of Stanford. A copy of Stanford's fairness opinion is attached to this Schedule 13E-3 as Exhibit A.
The aggregate total common stock purchase price is estimated to be approximately $9.2 million (assuming no outstanding options or warrants to acquire Refac common stock are exercised after March 29, 2007 and before the Effective Date and no shares of Refac common stock are tendered to Refac by stockholders exercising their Payment Rights after March 29, 2007 and before the Effective Date). See Item 10(a) of the Transaction Statement “Source and Amount of Funds or Other Consideration – Source of Funds” beginning on page 37 of this Schedule 13E-3.”
5.	Specifically disclose who first proposed and how the going private merger consideration was determined. In this regard, disclose all of the estimated payments, taxes and assumptions used in the calculation.

Answer: See number 4 above.

6.	Quantify the amount expected to be saved by not complying in the future with the federal securities laws.

Answer: You are referred to “Special Factors, Purposes, Alternatives, Reasons, and Effects of the Merger – Reasons” on page 4 of this Schedule 13E-3 under which, in the fifth bullet, one of the principal reasons for, and benefits of, taking Refac private, is disclosed as follows:
     “• the decrease in costs, particularly those associated with being a public company (for example, as a private-held entity, Refac would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements or comply with Sarbanes-Oxley requirements), that the Filing Persons anticipate could result in future savings of approximately $1,500,000 per year, including, but not limited to, audit, board of directors and legal fees.”
Similar disclosure is included in the “Summary Term Sheet” section of Schedule 13E-3. See page vi of Schedule 13E-3.

Nicholas P. Panos, Esq.
April 2, 2007

Effects
7.	We note Refac suffered an operating losses in 2006 and 2005. Disclose, if true, that the filing persons will benefit from Refac’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.
     Answer: We have included disclosure beginning on page 6 of the revised Schedule 13E3 to provide as follows: “The merger will have no effect upon Refac’s ability to use net operating loss carryforwards (“NOLCF”), which benefit Refac by offsetting taxable income dollar-for-dollar by the amount of the NOLCFs, thereby eliminating (subject to a relatively minor alternative minimum income tax) the federal corporate tax on that income. The Filing Persons, by completing the merger, will become the beneficiaries of Refac’s use of the NOLCFs. The maximum federal corporate tax rate is currently 39%. At January 31, 2007, Refac had NOLCFs of approximately $53.0 million for income tax purposes that expire in varying amounts in the years 2007 through 2025. Of this amount, approximately $28.4 million of NOLCFs that originated prior to Refac’s merger with OptiCare Health Systems, Inc. (“Opticare”) and U.S. Vision, Inc. (“U.S. Vision”) on March 6, 2006 (the “2006 Merger”) are subject to limitation under the Internal Revenue Code Section 382. There are no Section 382 limitations on the remaining $24.6 million of NOLCFs. Of the limited NOLCFs, approximately $17.8 million are expected to expire unused. In accordance with the provisions of Section 382, utilization of the pre-2006 Merger NOLCFs is limited to approximately $732,000 annually unless the Section 382 limitation exceeds the taxable income for a given year, in which case the excess amount carries over to and increases the annual Section 382 limitation for the succeeding year. Due to the carryover of excess Section 382 limited net operating losses, at January 31, 2007, Refac has approximately $2.6 million of Section 382 limited net operating losses that are available to offset taxable income in future years (in addition to the $22.0 million of NOLCFs that are not limited).
Item 5
8.	We note that on January 29, 2007, Palisade engaged Stanford but that an amended Schedule 13D was not filed until February 26, 2007. Advise us whether consideration was given to complying with Rule 13d-2(a) at a time earlier than February 23, 2007. Based on the January 29, 2007 retention date of Stanford, it appears a group had been formed at an earlier date than the Event Date recorded on the Schedule 13D/A.

Answer: As noted, Palisade engaged Stanford on January 29, 2007. However, the group, comprised of Palisade, Steven E. Berman, Dennison T. Veru, Dean J. Yimoyines, Linda Yimoyines, and William A. Schwartz, Jr., did not finally determine to take Refac private until February 23, 2007, after receipt of the written fairness opinion from Stanford. On January 29, 2007, there was no “group” as defined in Rule 13d-5(b)(1). At such time, there was no agreement by the Filing Persons to act together to hold, vote or

Nicholas P. Panos, Esq.
April 2, 2007

dispose of the Refac common stock. Palisade alone engaged Stanford. Initial preliminary discussions between Palisade and other persons, who later became the Filing Persons, occurred after the January 29, 2007 retention of Stanford to determine whether there was any preliminary interest in taking Refac private. As disclosed in the Schedule 13E-3 (on page 35 under Item 5(c) “Negotiations or Contacts”) there were not any discussions with Mr. Yimoyines until February 13, 2007 and no discussions with Mr. Schwartz until February 21, 2007, as to whether they might have an interest in taking Refac private. Mr. Yimoyines had a private discussion with Ms. Yimoyines on February 13, 2007. At such time, they were informed that Palisade had not yet made any decision to go private, and did not have the requisite 90% equity interest in Refac to go private via a short-form merger.

Also, the engagement with Stanford specifically permitted Palisade to cancel the engagement at any time with notice and in such event, Stanford would not be entitled to the opinion fee of $135,000. In addition, the engagement specifically provided that Palisade would not base its decision to take Refac private solely on Sanford’s advice, but would also rely on its legal, tax and other business advisors and such other factors it considered appropriate.

Again, it was not until February 23, 2007, following receipt of Stanford’s fairness opinion and a full discussion of all of the factors disclosed in the Schedule 13E-3 among the Filing Persons, that a final decision was made by the Filing Persons to take Refac private and to execute a stock contribution agreement dated the same date pursuant to which they agreed to contribute their Refac shares to ROG.
Item 13. Financial Information
9.	Revise to include the SEC’s new street address. Make corresponding changes throughout the document.

Answer: The Schedule 13E-3 has been revised to include the SEC’s new street address. See pages 21 and 40 of the revised Schedule 13E-3.

10.	In response to Item 13 of the Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. Revise this section to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event that filing persons incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the Schedule 13E-3. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly

Nicholas P. Panos, Esq.
April 2, 2007

Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Alternatively, please provide your analysis for why all of the information required by Item 1010(c) has been provided.

Answer: See page 42 of the revised Schedule 13E-3 for disclosure of the additional financial information.
     Attached hereto, please find written statements from each of the filing persons making the acknowledgements requested pursuant your letter dated March 23, 2007.
     We would appreciate your prompt review of the amended Schedule 13E-3.

Very truly yours,

/s/ Fred B. Green

Fred B. Green
FBG/dm

Nicholas P. Panos, Esq.
April 2, 2007

[Attachment to Letter to Nicolas P. Panos, Esq. dated April 2, 2007.]
The undersigned hereby acknowledge, with respect to the Schedule 13E-3 and amendments to the Schedule 13E-3, as follows:
•	The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.

By:	Palisade Concentrated Holdings, L.L.C., its general partner

By:	/s/ Steven E. Berman

Its:	Designated Managing Member

PALISADE CONCENTRATED HOLDINGS, L.L.C.

By:	/s/ Steven E. Berman

Its:	Designated Managing Member

(signatures continued on following page)

Nicholas P. Panos, Esq.
April 2, 2007

PALISADE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Dennison T. Veru

Its:	Managing Member

ROG ACQUISITION, INC.

By:	/s/ Steven E. Berman

Its:	President

/s/ Steven E. Berman

Name: Steven E. Berman

/s/ Dennison T. Veru

Name: Dennison T. Veru

Nicholas P. Panos, Esq.
April 2, 2007

[Attachment to Letter to Nicolas P. Panos, Esq. dated April 2, 2007.]
The undersigned hereby acknowledge, with respect to the Schedule 13E-3 and amendments to the Schedule 13E-3, as follows:
•	The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dean J. Yimoyines Name: Dean J. Yimoyines

/s/ Linda Yimoyines Name: Linda Yimoyines

Nicholas P. Panos, Esq.
April 2, 2007

[Attachment to Letter to Nicolas P. Panos, Esq. dated April 2, 2007.]
The undersigned hereby acknowledges, with respect to the Schedule 13E-3 and amendments to the Schedule 13E-3, as follows:
•	The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ William A. Schwartz, Jr. Name: William A. Schwartz, Jr.